UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso
Bogota, Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Presentation of Financial and Other Information
2.	Forward-Looking Statements
3.	Business and Other Updates
4.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 1

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this current report on Form 6-K to:

•	“GeoPark Limited” are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda;

•	“we,” “us,” “our,” “GeoPark,” the “Company,” “the Group” and words of a similar effect are to GeoPark Limited, together with its consolidated subsidiaries;

•	“Acquisition in Argentina (Vaca Muerta)” refers to our acquisition of non-operated working interests in four adjacent unconventional blocks in the Vaca Muerta shale formation in the Neuquén Basin in Argentina. We signed the farmout agreement for this acquisition in May 2024. The transaction is expected to close in the first quarter of 2025, pending customary regulatory approvals;

•	“Notes due 2027” are to the issuance by GeoPark Limited of US$500.0 million aggregate principal amount of 5.50% senior notes due 2027;

•	“working interest” means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis;

•	“1P” are to estimated net proved reserves as determined under PRMS (as defined herein);

•	“2P” are to estimated net proved plus net probable reserves as determined under PRMS;

•	“3P” are to estimated net proved plus net probable reserves plus net possible reserves as determined under PRMS; and

•	“US$” or “U.S. dollars” are to the official currency of the United States of America.

The financial information presented in this current report on Form 6-K is derived from (i) the audited consolidated financial statements of GeoPark Limited as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 (the “Annual Consolidated Financial Statements”) and (ii) the unaudited interim condensed consolidated financial statements of GeoPark Limited as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023 (the “Interim Consolidated Financial Statements”). The Annual Consolidated Financial Statements and the Interim Consolidated Financial Statements are collectively referred to in this current report on Form 6-K as the “GeoPark Financial Statements.”

The GeoPark Financial Statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Annual Consolidated Financial Statements have been included in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on March 28, 2024 (the “Annual Report”).

References in this current report on Form 6-K to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.

Rounding adjustments have been made to certain figures in this current report on Form 6-K. As a result, numerical figures presented as totals may not always be arithmetic aggregations of the figures that precede them.

In various places in this current report on Form 6-K we provide consolidated financial information, consolidated reserve estimates and consolidated operating results for the Company.

i

Oil and Gas Reserves and Production Information

DeGolyer and MacNaughton 2023 Year-End Reserves Reports

The information included in this current report on Form 6-K regarding estimated quantities of GeoPark’s reserves is derived from the report prepared by the independent reserves engineering firm of DeGolyer and MacNaughton (the “D&M PRMS Reserves Report”). These reserves estimates do not reflect the impact of the Argentina (Vaca Muerta) acquisition. The reserves estimates in the D&M PRMS Reserves Report were prepared in accordance with the definitions and guidelines set forth in the Petroleum Resource Management System Methodology (the “PRMS”), as approved in March 2007 and revised in June 2018, by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers. PRMS proved (1P) reserves are estimated quantities of oil, condensate and natural gas from which there is geological and engineering data that demonstrate with reasonable certainty that they are recoverable in future years from known reservoirs under existing economic and operating conditions.

The information included in our Annual Report regarding estimated quantities of 1P reserves is principally derived from estimates of the 1P reserves as of December 31, 2023 from the DeGolyer and MacNaughton Reserves third party report dated March 1, 2024 (the “D&M SEC Reserves Report”), which was prepared for us by the independent reserves engineering firm of DeGolyer and MacNaughton and is included as an exhibit to our Annual Report. The D&M SEC Reserves Report was prepared in accordance with SEC rules and regulations, including SEC Industry Guide 2 – Disclosure of Oil and Gas Operations, and does not reflect the impact of the Argentina (Vaca Muerta) acquisition.

RESERVES ENGINEERING IS A SUBJECTIVE PROCESS OF ESTIMATING UNDERGROUND ACCUMULATIONS OF OIL AND NATURAL GAS THAT CANNOT BE MEASURED IN AN EXACT MANNER, AND THE ACCURACY OF ANY RESERVES OR RESOURCE ESTIMATE IS A FUNCTION OF THE QUALITY OF AVAILABLE DATA AND OF ENGINEERING AND GEOLOGICAL INTERPRETATION AND JUDGMENT. ESTIMATES BY DIFFERENT ENGINEERS OFTEN VARY, SOMETIMES SIGNIFICANTLY.

IN ADDITION, RESERVES ESTIMATES PREPARED IN ACCORDANCE WITH SEC RULES AND REGULATIONS MAY DIFFER SIGNIFICANTLY FROM RESERVES ESTIMATES PREPARED IN ACCORDANCE WITH PRMS GUIDELINES. THEREFORE, THE 1P RESERVES ESTIMATES PRESENTED IN THIS CURRENT REPORT ON FORM 6-K MAY DIFFER SIGNIFICANTLY FROM THE 1P RESERVES ESTIMATES PRESENTED IN OUR ANNUAL REPORT. IN ADDITION, IN THIS CURRENT REPORT ON FORM 6-K, WE PRESENT 2P RESERVES ESTIMATES THAT WE DO NOT PRESENT IN OUR ANNUAL REPORT. ACCORDINGLY, THE RESERVES ESTIMATES CONTAINED IN THIS CURRENT REPORT ON FORM 6-K ARE NOT COMPARABLE TO RESERVES ESTIMATES CONTAINED IN OUR ANNUAL REPORT.

Item 2

Forward-Looking Statements

This current report on Form 6-K contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this current report on Form 6-K can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this current report on Form 6-K and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report. These risks and uncertainties include factors relating to:

•	the volatility of oil and natural gas prices;

•	operating risks, including equipment failures and the amounts and timing of revenues and expenses;

•	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Ecuadorian, Brazilian and Argentine governments to us;

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	environmental constraints on operations and environmental liabilities arising out of past or present operations;

•	discovery and development of oil and natural gas reserves;

•	climate change related risks;

•	project delays or cancellations;

•	financial market conditions and the results of financing efforts;

•	any future defaults in respect of our outstanding debt agreements;

•	legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;

•	economic, social and political conditions of countries in which we do business, including social and political unrest in Colombia;

•	fluctuations in inflation and exchange rates in Colombia, Ecuador and Brazil and in other countries in which we may have operations in the future, including Argentina;

•	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;

•	contract counterparty risk;

•	projected and targeted capital expenditures and other cost commitments and revenues;

•	pandemics, or the future outbreak of any highly infectious or contagious disease;

•	weather and other natural phenomena;

•	armed conflicts, including the current armed conflicts in Ukraine and Israel;

•	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which the Company or our operations are subject, as well as changes in the application of existing laws and regulations;

•	current and future litigation;

•	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;

•	our ability to retain key members of our senior management and key technical employees;

•	information technology failures;

•	competition from other similar oil and natural gas companies;

•	market or business conditions and fluctuations in global and local demand for energy;

•	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;

•	the adverse effect which a substantial or extended decline in oil and natural gas price may have on our business;

•	material weaknesses in our internal control over financial reporting;

•	the difficulty in integrating significant acquisitions, including the pending Acquisition in Argentina (Vaca Muerta), or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and

•	other factors discussed under the “Risk Factors” section of our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Item 3

Business and Other Updates

Overview

We were incorporated as an exempted company pursuant to the laws of Bermuda in February 2003. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our principal executive office is located at Street 94 N° 11-30, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337.

Our Company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America. We currently have operations in Colombia, Ecuador and Brazil. We are focused on Latin America because we believe it is one of the richest and most underexplored hydrocarbon regions globally, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

We produced a net average of 33.9 mboepd during year ended December 31, 2024, of which 94.2%, 4.9%, 0.7% and 0.2% were, respectively, in Colombia, Ecuador, Brazil and Chile, and of which 98.8% was oil; and a net average of 36.6 mboepd during the year ended December 31, 2023, of which 90.0%, 2.5%, 2.8% and 4.7% were, respectively, in Colombia, Ecuador, Brazil and Chile, and of which 92.9% was oil.

During the three-month period ended December 31, 2024, we produced a net average of 31.5 mboepd, a decrease of 17.8% compared to the same period in 2023, mainly due to the divestment of the Chilean business in January 2024, suspended operations at the Manati gas field in Brazil, production in the Llanos 34 Block not offsetting the natural base decline, and continued blockades affecting operations in the Llanos 34 and CPO-5 Blocks.

Our recent acquisition of four unconventional hydrocarbon blocks in Argentina (Vaca Muerta) is expected to close (pending regulatory approvals) in the first quarter of 2025 and upon closing will have an effective date of July 1, 2024. During the three-month period ended December 31, 2024, the Mata Mora Norte (GeoPark non-operated, 45% working interest) and Confluencia Norte (GeoPark non-operated, 50% working interest) Blocks achieved a gross average production of 15.1 mboepd.

A clear set of priorities and key values have driven our Company through a two-decade track record of growth, sustainability performance and strong value delivery. Furthermore, our internal value system called Safety, Prosperity, Employees, Environment and Community Development (“SPEED”), which has been part of the Company’s culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

Meeting the energy needs of a growing population while contributing to the energy transition requires us to conduct best-in-class oil and gas exploration and operation, to manage our assets in the most ethical and sustainable way, and to continue creating long-term value for our shareholders and all our stakeholders.

Our business model

Our updated business model can be summarized in four simple words and one unifying idea: “We Make Assets Better.” This principle is underscored by our track record of adapting to change, expanding our capabilities, and continuously enhancing our asset portfolio.

We pursue growth through a strategy that focuses on securing value accretive access to big competitively advantaged assets, in big plays, and big proven basins to build and deliver a highly profitable, dependable, and sustainable oil and gas portfolio across Latin America.

The model comprises of three interlocking elements:

•	We deliver more energy by focusing on finding and producing energy as well as in effectively taking it to the market. This means we have a strong focus on results and to that end, our business model requires the right people, the right assets, and the right execution.

•	We invest with the goal of returning value to all our stakeholders. That means we follow a disciplined capital allocation targeting the highest value projects, while responsibly taking on and managing risk.

•	We create and share prosperity with everyone from our employees to governments and local communities. “Creating Value and Giving Back” is a central tenet of our Company and bringing prosperity to people while looking after the environment will always be one of our top priorities, all while maintaining the highest standards of ethics and governance.

At the center of our Company and our updated business model is our culture of agility, adaptability, and trust, and we have a horizontal structure where all our employees have autonomy, ownership, and a key role to play.

History

We were founded in 2002. We are a leading independent oil and natural gas E&P company with operations in Latin America. During 2024, we had operations in Colombia, Ecuador, Brazil and Chile. In January 2024, we divested our business in Chile as further described below.

Our history can be summarized by our growth in each country and our performance in the capital markets:

Colombia

In the first quarter of 2012, we entered Colombia by acquiring three privately held E&P companies, that were later merged into GeoPark Colombia S.A.S. These acquisitions provided us with an attractive platform of reserves and resources in Colombia, including a 45% operated working interest in the Llanos 34 Block.

During 2019, jointly with Ecopetrol/Hocol, we acquired five low-cost, low-risk and high-potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block.

In January 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development, and exploration blocks in Colombia, distributed as follows: twelve operated blocks in the Putumayo basin (including the producing Platanillo Block) and one non-operated block in the Llanos basin (the producing CPO-5 Block), and a cross-border oil pipeline from Colombia to Ecuador.

Ecuador

On May 22, 2019, we signed participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador. In 2022, we recorded our first oil sales in Ecuador due to the successful exploration campaign in the Perico Block, which continued during 2023, and we also acquired 60 sq km of 3D seismic and drilled our first exploration well in the Espejo Block.

Brazil

Since 2013, we have participated in several Bid Rounds promoted by the Brazilian ANP. In 2014, we acquired a 10% non-operated working interest in the BCAM-40 Concession, which included an interest in the Manati Gas Field operated by Petrobras.

 Chile

In 2006, after demonstrating our technical expertise and committing to an exploration and development plan, we obtained a 100% operating working interest in the Fell Block from the Republic of Chile. Then, in 2011, ENAP awarded us operating working interests in each of the Isla Norte, Flamenco and Campanario Blocks. In December 2023, we entered into an agreement to sell our Chilean subsidiaries which comprised the entirety of our business in the country. The divestment transaction closed in January 2024 and, as part of the transaction, we have retained certain rights over unconventional activities that would be carried out in the Fell Block over the current operating contract in the future.

Argentina

In May 2024, we signed a farmout agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina. The transaction is expected to close in the first quarter of 2025, pending customary regulatory approvals. This acquisition complements our existing asset portfolio and provides immediate access to rapidly growing production and existing reserves.

Other Latin American countries

During our history as operators, we have also had operations in Peru, and we have participated in bid rounds in Mexico. As of the date of this current report on Form 6-K, we do not have operations in these countries.

Funding

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

Between 2005 and 2023, we raised approximately US$200 million in equity offerings at the holding company level and nearly US$1.5 billion through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. The Notes due 2027 are fully and unconditionally guaranteed by GeoPark Colombia, S.L.U. The Notes due 2027 mature on January 17, 2027.

In May 2024, we executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol, for a minimum of 20 months and up to 36 months, starting on July 1, 2024. As part of this transaction, we obtained access to committed funding from Vitol, with an initial limit of up to US$300.0 million, which decreases by US$10.0 million per month. Funds committed by Vitol were available until December 31, 2024. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. As of the date of this current report on Form 6-K, we have drawn US$152.0 million under this prepayment agreement.

In August 2024, we executed an offtake and prepayment agreement with C.I. Trafigura Petroleum Colombia S.A.S. (“Trafigura”), one of the world’s leading commodity traders. The offtake agreement provides for GeoPark to sell and deliver the light crude oil production from the CPO-5 Block in Colombia to Trafigura, for 12 months, starting on August 1, 2024. As part of this transaction, GeoPark obtained access to committed funding from Trafigura for up to an initial US$100.0 million in prepaid future oil sales over the period of the offtake agreement, which decreases over the life of the contract. Funds committed by Trafigura are available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. As of the date of this current report on Form 6-K, we have not drawn any amount under this prepayment agreement.

On November 29, 2024, GeoPark Colombia S.A.S., as borrower, and GeoPark Limited, as guarantor, signed a senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. as mandated lead arrangers and bookrunners, which provides GeoPark with access to up to US$100.0 million, with an availability period until February 2026 (or May 2026, contingent on a refinancing of at least US$100.0 million of the Notes due 2027) and with a final maturity in September 2026. As of the date of this current report on Form 6-K, we have not drawn any amount under this credit facility.

During the three-month period ended September 30, 2024, GeoPark’s wholly owned subsidiary, GeoPark Argentina, obtained an “AA+(arg)” credit rating from Fitch Ratings’ local Argentine affiliate, FIX, and received approval from the Argentinian securities regulator (Comisión Nacional de Valores, or “CNV” by its Spanish acronym) for the creation of a program to issue up to US$500.0 million in debt securities over the next five years, providing strategic financial flexibility to support the future development of the Argentinean assets in the Vaca Muerta shale formation.

Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. We continually evaluate the potential acquisition of strategic assets that will allow us to continue growing our business. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Ecuador, Brazil and Argentina.

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2024. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	In May 2024, we signed a farmout agreement for the acquisition of non-operated working interests in the blocks. The transaction is expected to close (pending regulatory approvals) in the first quarter of 2025 and upon closing will have an effective date of July 1, 2024.

(2)	In process of relinquishment. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Colombia” and “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Argentina” in our Annual Report.

(3)	In process of transferring our working interest in the block to the partner. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Argentina” in our Annual Report.

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2023.

	For the year ended December 31, 2023
Country	Oil	Gas	Oil equivalent	% Oil	Revenues	% of total revenues
	(mmbbl)	(bcf)	(mmboe)		(in thousands of US$)
Colombia	59.3	1.1	59.5	99.7%	702,401	92.8%
Ecuador	2.3	—	2.3	100.0%	19,097	2.5%
Brazil	0.0	8.9	1.5	1.9%	14,019	1.9%
Chile (1)	1.1	10.8	2.9	37.9%	15,644	2.1%
Other	—	—	—	—	5,464	0.7%
Total	62.8	20.8	66.2	94.8%	756,625	100.0%

(1)	Divested in January 2024. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Chile” in our Annual Report.

The following table sets forth our average net production during the last five years, as measured by boepd.

	For the year ended December 31,
	2023	2022	2021	2020	2019
Average net production (mboepd)	36.6	38.6	37.6	40.2	40.0
% oil	93%	91%	86%	87%	86%

The following table sets forth our production of oil and natural gas in the blocks in which we have (or had, with respect to Chile) a working and/or economic interest for the year ended December 31, 2024.

	Average daily production
	For the year ended December 31, 2024
	Colombia	Ecuador	Brazil	Chile(1)	Total
Oil production
Total crude oil production (bopd)	31,867	1,668	3	5	33,544
Natural gas production
Total natural gas production (mcfpd)	685	—	1,313	363	2,362
Oil and natural gas production
Total oil and natural gas production (mboepd)	31,982	1,668	222	66	33,937

(1)	Divested in January 2024. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Chile” in our Annual Report.

The following table sets forth our production of oil and natural gas in the blocks in which we have (or had, with respect to Chile) a working and/or economic interest for the year ended December 31, 2023.

	Average daily production
	For the year ended December 31, 2023
	Colombia	Ecuador	Brazil	Chile (1)	Total
Oil production
Total crude oil production (bopd)	32,795	926	16	221	33,958
Natural gas production
Total natural gas production (mcf/day)	573	—	6,065	8,993	15,631
Oil and natural gas production
Total oil and natural gas production (mboepd)	32,890	926	1,027	1,720	36,563

(1)	Divested in January 2024. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Chile” in our Annual Report.

Our assets

We have a portfolio of assets that includes working and/or economic interests in 29 hydrocarbon blocks, 28 of which are onshore blocks, including 10 in production as of December 31, 2024, providing the ability to quickly optimize capital allocation as market conditions change. Our assets give us access to approximately four million gross exploratory and productive acres. Our recent acquisition in Argentina (Vaca Muerta) will add four additional onshore blocks, including two in production as of December 31, 2024.

According to the D&M SEC Reserves Report, the blocks in Colombia, Ecuador, Brazil and Chile in which we have (or had, with respect to Chile) a working interest had 66.2 mmboe of net proved reserves, as of December 31, 2023, with 89.9%, 3.5%, 2.3% and 4.4% of such net proved reserves located in Colombia, Ecuador, Brazil and Chile, respectively.

We produced a net average of 33.9 mboepd during the year ended December 31, 2024, of which 94.2%, 4.9%, 0.7% and 0.2% were, respectively, in Colombia, Ecuador, Brazil and Chile, and of which 98.8% was oil; and a net average of 36.6 mboepd during the year ended December 31, 2023, of which 90.0%, 2.5%, 2.8% and 4.7% were, respectively, in Colombia, Ecuador, Brazil and Chile, and of which 92.9% was oil.

During the three-month period ended December 31, 2024, we produced a net average of 31.5 mboepd, a decrease of 17.8% compared to the same period in 2023, mainly due to the divestment of the Chilean business in January 2024, suspended operations at the Manati gas field in Brazil, production in the Llanos 34 Block not offsetting the natural base decline, and continued blockades affecting operations in the Llanos 34 and CPO-5 Blocks.

Our recent acquisition of four unconventional hydrocarbon blocks in Argentina (Vaca Muerta) is expected to close (pending regulatory approvals) in the first quarter of 2025 and upon closing will have an effective date of July 1, 2024. During the three-month period ended December 31, 2024, the Mata Mora Norte (GeoPark non-operated, 45% working interest) and Confluencia Norte (GeoPark non-operated, 50% working interest) Blocks achieved a gross average production of 15.1 mboepd.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys in Latin America. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets, and to allocate resources effectively based on prevailing conditions. For further information on our organic growth and acquisitions in each country, see “Item 4. Information on the Company—A.

History and Development of the Company—History” and “Item 4. Information on the Company—B. Business Overview—Our operations” in our Annual Report.

Significant drilling inventory and resource potential from existing asset base

Our portfolio includes large land holdings in high-potential hydrocarbon basins and blocks with multiple drilling leads and prospects in different geological formations, which provide several attractive opportunities with varying levels of risk. Our drilling inventory and our development plans target locations that provide attractive economics and support a predictable production profile, as demonstrated by our expansions in Colombia.

Our geoscience team continues to identify new potential accumulations and expand our inventory of prospects and drilling opportunities. For example, in Argentina, in May 2024, we signed a farmout agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina, including one block with proven production and reserves to provide us with a cash flow base and three exploration blocks with significant exploration upside. This transaction is expected to close in the first quarter of 2025, pending customary regulatory approvals.

Continue to maintain and expand our risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. In general, when we enter a new country we look for a mix of three elements: (i) producing fields, or existing discoveries with near-term possibility of production, to generate cash flows; (ii) an inventory of adjacent low-risk prospects that can offer medium-term upside for steady growth; and (iii) a periphery of higher-risk projects which have a potential to generate significant upside in the long run.

For example, in Argentina, in May 2024, we signed a farmout agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina, including one block with proven production and reserves to provide us with a cash flow base and three exploration blocks with significant exploration upside. This transaction is expected to close in the first quarter of 2025, pending customary regulatory approvals. We believe that this acquisition firmly fits within GeoPark’s growth strategy by securing value accretive access to competitively advantaged assets, in big plays, and big proven basins to build and deliver a highly profitable, dependable, and sustainable oil and gas portfolio across Latin America.

We believe this approach will allow us to sustain continuous and profitable growth and also participate in higher risk growth opportunities with upside potential. See “Item 4. Information on the Company—B. Business Overview—Our operations” in our Annual Report.

Platform and Funding

Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. Under this methodology, we rank all of the projects based on economic, technical, environmental, social and corporate governance and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in the projects that can, in turn, improve their ranking. Finally, once the production and reserve growth targets are defined, we agree on the amount of capital to be invested and allocate that capital to the highest value-adding projects. As an example, for the 2025 capital allocation process, over 100 projects were selected which comprise our 2025 work plan, under the base capital program. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

We have historically benefited from access to debt and equity capital markets and cash flows from operations, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities. For further information on our funding through debt and equity capital markets, see “—History—Funding.”

We generated US$300.9 million and US$467.5 million in cash from operations in the years ended December 31, 2023 and 2022, respectively, and had US$133.0 million and US$128.8 million of cash and cash equivalents as of December 31, 2023 and 2022, respectively. We generated US$269.5 million and US$190.3 million in cash from operations in the nine-month periods ended September 30, 2024 and 2023, respectively, and had US$123.4 million and US$106.3 million of cash and cash equivalents as of September 30, 2024 and 2023, respectively.

As of September 30, 2024, we had US$496.8 million of total outstanding indebtedness which is scheduled to mature in January 2027.

Strong cash flow and financial strength

We seek to maintain a prudent and sustainable capital structure and a strong financial position to allow us to maximize the development of our assets and capitalize on business opportunities as they arise. We intend to remain financially disciplined by limiting substantially all our debt incurrence to identified projects with repayment sources. We expect to continue benefiting from diverse funding sources such as our partners and customers in addition to the international capital markets.

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2023, cash flows from operating activities were US$300.9 million. For the nine-month period ended September 30, 2024, cash flows from operating activities were US$269.5 million. Our cash flows from operating activities play a significant role in funding our capital expenditures and shareholders return.

Our cash flow generation is complemented by our financial hedging program. Since October 2016, we have entered into derivative financial instruments to partially manage our exposure to oil price risk. The purpose of our hedging strategy is to establish minimum oil prices to secure a stable cash flow and the execution of our work program. For more information regarding our financial hedging program please see Note 8 to our Consolidated Financial Statements.

We believe that by maintaining a disciplined capital structure and a conservative financial philosophy, including limiting our debt incurrence to specified projects with repayment sources and our use of financial hedges, we are positioned to maintain sufficient liquidity and remain flexible in volatile commodity price environments. Our financial flexibility also gives us the ability to pursue new opportunities through future potential acquisitions.

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become a leading oil and gas operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve PV-10 of US$823 million as of December 31, 2023. Our enhanced regional portfolio, including strong partnerships, position us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

In January 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and one non-operated block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

In May 2024, we signed a farmout agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina, including one block with proven production and reserves to provide us with a cash flow base and three exploration blocks with significant exploration upside. The transaction is expected to close in the first quarter of 2025, pending customary regulatory approvals. The acquisition complements our existing asset portfolio and provides access to rapidly growing production and existing reserves.

Maintain a high degree of operatorship

As of the date of this current report on Form 6-K, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams.

Long-term strategic partnerships and strong strategic relationships provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In Colombia, we believe we have developed a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company. In Brazil, we believe we will continue to derive benefits from the long-term relationship with Petrobras.

In the recent acquisition in Argentina (Vaca Muerta), we believe the partnership between GeoPark and Phoenix Global Resources Limited (“PGR”) represents an opportunity to jointly leverage the substantial operational, technical, financial and commercial expertise of both companies – underpinned by unique complementary entrepreneurial culture – to unlock the full potential of the acquired blocks.

Maintain our commitment to environmental, safety, human rights and social responsibility

An important component of our business strategy is our corporate approach and commitment to our safety, environmental and social responsibilities, which is embodied in decisions that are framed by our safety, environmental and social responsibility internal policies and aligned with international standards. We see this as a fundamental element in securing business initiatives for long-term growth. Our commitment to sustainable development has allowed us to generate positive impacts in the territories in which we operate, with important contributions to the protection of biodiversity and the environment, as well as to the wellbeing and reduction of multidimensional poverty in neighboring communities. We maintain a social license to operate, based on the construction and maintenance of mutually beneficial relationships with local communities, the return of value as allies for their social and economic development, the respect for their human rights and the care and preservation of the environment. Detailed information can be found in our last SPEED Report which is available at the Company’s website.

Our internal value system is called Safety, Prosperity, Employees, Environment and Community Development (“SPEED”). Our SPEED program was developed in accordance with several international quality standards, including ISO 14001 (for environmental management issues), ISO 45001 (for occupational health and safety management issues), ISO 26000 (for social responsibility and workers’ rights issues), IFC guidelines for social and environmental performance, and guidelines from associations including IOGP, IPIECA, IADC and ARPEL.

Our Environmental Management System (“EMS”) has been certified under the ISO 14001:2015 standard since 2017. The scope of this certification includes all our activities, processes and products related to the exploration and exploitation of hydrocarbons in Colombia, covering 97% of our operations.

Our approach on human rights seeks to conduct business in a way that is consistent with the UN Guiding Principles on Business and Human Rights (the “UN Guiding Principles”), the ten UN Global Compact Principles and the Voluntary Principles on Security and Human Rights. Our commitment to these standards is reflected in our SPEED program, as well as in all our policies and procedures. Human Rights aspects are integrated into internal management processes, tools, communications, contracts, and trainings.

As part of our commitment to sustainable development and the sustainability development goals, we joined the United Nations Global Compact in 2023.

For further information related to health, safety and environmental matters, please see “Item 4. Information on the Company—B. Business Overview—Health, safety and environmental matters” in our Annual Report.

Transparency, ethics and anti-corruption

Transparency is a cornerstone of good governance and it is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment. We believe that doing business in an ethical and transparent manner is a prerequisite for sustainable business. We have zero-tolerance policy towards all forms of corruption. This policy is embedded across our Company through our corporate values, our Code of Conduct (Our Code), and our Compliance Program. They prohibit all forms of corruption and bribery and reflects our values and our commitment to high ethical standards in business activities; they apply to all our employees, board members and third parties.

Our Compliance Program aims to support and promote an ethics culture, as well as create and establish commitments and procedures that ensure internal and external regulatory compliance and anti-corruption matters. Program execution and implementation is the responsibility of our Compliance Department, which is directed by the Corporate Governance and Compliance Manager, who reports directly to the Audit Committee. Additionally, the Board’s Audit Committee monitors the effectiveness of the compliance program, controls, and risk mitigation measures, and oversees plans to strengthen ethical culture. Our Compliance Program is based on three pillars:

•	Prevention: ethics-based culture, including tone from the top matters, training and awareness and ethic line management.

•	Detection: risk assessment and advisory, including policies and procedures assurance, laws and regulations compliance and risk assessment management.

•	Monitoring: monitor and oversight, including on-going monitoring, due diligence third parties and regulations oversight.

Since 2018, we have actively participated in the Colombian Extractive Industries Transparency Initiative (EITI) and contributed data to the country’s annual EITI report. During 2023, GeoPark continued its adherence to the Business Ethics Leadership Alliance (BELA) as part of its efforts to continue strengthening its ethical culture. BELA is a platform of more than 375 companies in 60 industries recognized worldwide for their ethics and compliance leadership.

Highly committed founding shareholder and technical and management teams with proven industry expertise and technically-driven culture

We have significant experience in the oil and gas industry and a proven technical and commercial performance record in onshore fields, as well as complex projects in Latin America and around the world, including expertise in identifying acquisition and expansion opportunities. Moreover, we differentiate ourselves from other E&P companies through our technically-driven culture, which fosters innovation, creativity and timely execution. Our geoscientists, geophysicists and engineers are pivotal to the success of our business strategy, and we have created an environment and supplied the resources that enable our technical team to focus its knowledge, skills and experience on finding and developing oil and gas fields.

In addition, we strive to provide a safe and motivating workplace for employees in order to attract, protect, retain and train a quality team in the competitive marketplace for capable energy professionals.

One of our founding shareholders and current Vice Chair of the Board, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of September 30, 2024, Mr. Park held 17.22% of our outstanding common shares.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Chevron, Ecopetrol, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 19, 2024, our executive directors and executive officers (excluding Mr. James F. Park) owned approximately 1.2% of our outstanding common shares as of that date, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation” in our Annual Report.

Technically-driven culture and capitalization of local knowledge

We intend to continue to pursue strategies that maximize value. For this purpose, we intend to continue expanding our technical teams and to foster a culture that rewards talent according to results. For example, we have been able to maintain the technical teams we inherited through our Colombian and Brazilian acquisitions. We believe local technical and professional knowledge is key to operational and long-term success and intend to continue to secure local talent as we grow our business in different locations.

Innovation

Through a proactive approach to innovation, our goal is to create positive impacts on productivity, enable effective decision-making based on reliable and timely information, fortify teamwork, foster leadership skills, and establish a culture that champions creativity and innovation.

The innovation program continues to generate not only tangible benefits across the Company and environmental sustainability, but strengthens the development of new skills within the organization. Innovation not only contributes to improving internal conditions but also plays a vital role in positively influencing the communities where we operate.

In 2023, we diligently monitored a range of innovation projects identified during workshops, effectively fostering a culture of innovation across various areas. The integration of digital capabilities, including Artificial Intelligence, Machine Learning, Internet of Things, Big Data, Automation, and Cloud Computing, marked a significant achievement. Throughout the year, collaborative innovation initiatives with leading partners such as Microsoft, Google, Halliburton, Cisco, SAP, Indra and many others were executed, showcasing our commitment to cutting-edge advancements.

The ongoing innovation journey is exemplified by several projects, some still in progress:

•	Horizontal drilling: implementing a pilot and executing horizontal drilling campaign, improving the recovery factor in our reserves of hydrocarbons in the Llanos 34 Block.

•	Carbon Quantum Dot (CQD): simultaneous development and injection of Nanotracers based on CQD for waterflooding in Llanos 34 Block, allowing us to not only prove the technology but also obtain tax benefits.

•	Process Integration: implementing systems aimed at achieving high reliability level of production tests data utilizing Multiphase Meter equipment while expediting their management. Additionally, optimizing production data to minimize the time required for information gathering, analysis, and identification of opportunities to increase production in the wells.

•	Nanotechnology PoC: applying nanotechnology in fluids to induce specific chemical and physical reactions on a nanometric scale to improve oil production. The first stage of the concept was successfully validated in 2024. Currently, we are evaluating vendors to advance to the next phase and conduct a field-based proof of concept.

•	Centrifuge for tank bottoms: implement a centrifuge decanter to reduce waste-water by more than 50%, reducing OPEX and CO2 emissions in our operation in the Llanos 34 Block. It was implemented in the Tigana field in July 2024.

•	Electrocoagulation: improving waste-water treatment for injection or road dampening in minor field.

•	Facilities optimization: addressing energy consumers and enhancing the energy efficiency of water injection pumps.

•	Video analytics and pipeline failure detection: deploying a real-time monitoring system for facilities powered by solar energy and artificial intelligence to detect failures and non-ethical intrusions.

•	Cloud journey: approximately 100% of the infrastructure is in the cloud with intercloud redundancies and strong cybersecurity capabilities.

Other innovation projects were executed across all organizational areas, encompassing people, processes, and technology. We remain vigilant in our commitment to identify innovation opportunities that enhance enterprise productivity, employee collaboration, communication, and decision-making through technology.

Tender Offer

On January 21, 2025, we launched a tender offer for any and all of our outstanding Notes due 2027 (the “Tender Offer”). The Tender Offer is subject to certain conditions. This current report on Form 6-K is not an offer to purchase or a solicitation of an offer to sell the Notes due 2027 and does not constitute a notice of redemption of the Notes due 2027.

Recent Developments

Acquisition in Argentina (Vaca Muerta)

In May 2024, we signed a farmout agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina as follows: a 45% working interest in each of the Mata Mora Norte producing block and Mata Mora Sur exploration block, located in Neuquén Province, and a 50% working interest in each of the Confluencia Norte and Confluencia Sur exploration blocks, located in Rio Negro Province. The transaction is expected to close in the first quarter of 2025, pending customary regulatory approvals.

We believe the Vaca Muerta shale formation is the best onshore hydrocarbons play in Latin America today. According to the US Energy Information Administration, it holds an estimated 16 billion oil barrels and over 300 trillion cubic feet of unconventional gas resources with less than 10% developed to date.

The four blocks are operated by PGR, an independent E&P company focused on unconventional operations in Argentina. PGR is a subsidiary of Mercuria, one of the world’s leading independent energy and commodity groups. The partnership between GeoPark and PGR represents an opportunity to jointly leverage the substantial operational, technical, financial and commercial expertise of both companies – underpinned by unique complementary entrepreneurial culture – to unlock the full potential of the acquired blocks.

We will pay US$190.0 million for this acquisition. In addition to the upfront consideration, we will fund 100% of exploratory commitments up to US$113.0 million gross (US$56.5 million of net carry), an acquisition of midstream capacity according to the working interest of US$11.1 million, and a US$10 million bonus which is contingent on the results of the Confluencia exploration campaign.

Of the total consideration for the acquisition, at closing, we will pay US$152.0 million plus an additional approximately US$67 million, as of December 31, 2024, related to reimbursement for capital expenditures (including a portion of exploratory commitments) and other net expenses incurred by the operator since July 1, 2024 (the effective date of the acquisition).

Operating and Reserves Estimates for Argentina (Vaca Muerta) Acquisition

The acquisition complements our existing asset portfolio and provides access to rapidly growing production and reserves profiles.

During the three-month period ended December 31, 2024, the Mata Mora Norte (GeoPark non-operated, 45% working interest) and Confluencia Norte (GeoPark non-operated, 50% working interest) Blocks achieved a gross average production of 15.1 mboepd (or 6,929 boepd net, with the following breakdown: 5,375 boepd in the Mata Mora Norte Block and 1,554 boepd in the Confluencia Norte Block).

According to the reserves report entitled “Report as of June 30, 2024 on Reserves and Revenue and Contingent Resources of certain properties with interests attributable to for GeoPark Limited” dated January 18, 2025 by the independent reserves engineering firm of DeGolyer and MacNaughton, Vaca Muerta had 39.1 million barrels of oil equivalent of 1P net reserves, 75.2 million barrels of oil equivalent of 2P net reserves, and 142.8 million barrels of oil equivalent of 3P net reserves, in each case as of June 30 2024. The operating and reserves estimates for the Argentina (Vaca Muerta) acquisition may change and the change may be material. Reserves estimates for Vaca Muerta were not provided by the operator and are based on a third party report prepared by DeGolyer and MacNaughton as of June 30, 2024.

Recent Exploration Success in the Confluencia Norte Block (Vaca Muerta)

During the third quarter of 2024, the Confluencia Norte Block completed its first pad of three unconventional wells, which began production in mid-October. This development confirmed the presence of the Vaca Muerta formation at the westernmost edge of the block. The pad included a vertical pilot well, drilled specifically for data acquisition, along with three horizontal wells reaching a total measured depth of 6,300 meters, with 3,000 meters of lateral extension.

A high intensity fracturing program was executed across 135 stages, resulting in a current gross production rate of 4,000 bopd during the ongoing flowback and well testing phase, with production currently being transported to and marketed through the Mata Mora Norte Block facility. The wells are expected to reach their peak production within 90 days of the production start, highlighting the block’s rich petrophysical properties, which are comparable to those found in the Mata Mora Norte Block.

As part of its exploration commitment in the Confluencia Norte and Sur blocks, PGR has completed the acquisition of 228 km² of 3D seismic data, which is currently undergoing interpretation and will be key to define the upcoming drilling program, which includes a further four wells that PGR will drill as part of its commitment.

Proposed Acquisition of Repsol Exploration and Production Assets in Colombia

On November 29, 2024, we announced that we had signed Sale and Purchase Agreements with Repsol Exploración S.A. and Repsol E&P S.A.R.L (collectively, “Repsol”) to acquire Repsol upstream oil and gas assets in Colombia, which included (i) 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block in Meta Department (operated by Ecopetrol with a 55% WI), and (ii) Repsol’s 25% interest in SierraCol Energy Arauca LLC in Arauca Department, Colombia.

On December 30, 2024, we announced that Ecopetrol, the operator of the CPO-9 block, has exercised its preemptive rights under the terms of the Joint Operating Agreement to acquire 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block. In addition, on January 14, 2025, we announced that Repsol’s partner in SierraCol Energy Arauca LLC has exercised its preemptive rights under the terms of the LLC Agreement to acquire Repsol’s 25% interest in SierraCol Energy Arauca LLC in Arauca Department, Colombia.

As a result of the exercise of these preemptive rights, we and Repsol have mutually agreed not to proceed with the transaction previously announced on November 29, 2024.

Updated 2025 Work Plan

As part of our updated Work Plan for 2025 (the “2025 Work Plan”), we expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects. We expect to incur capital expenditures in an amount of US$275.0 million to US$310.0 million during 2025 (including amounts we expect to spend at Vaca Muerta after the closing of the acquisition), of which approximately 70% will be allocated to Argentina and approximately 30% to Colombia, with a target to drill 23 to 31 gross wells plus infrastructure and facilities. The plan considers approximately 65% to be allocated to development and approximately 35% to be allocated to exploration and appraisal activities. This expected allocation of capital expenditures is subject to change as a result of market conditions, developments regarding our business, results of operation and financial condition, and other factors.

Item 4

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and the other matters set forth in this current report on Form 6-K. The following discussion of our financial condition and results of operations is based on the annual and interim financial information of GeoPark Limited and should be read in conjunction with GeoPark’s Financial Statements and the related notes thereto.

Overview

We are a leading independent oil and natural gas E&P company in Latin America. We currently have operations in Colombia, Ecuador and Brazil. We are focused on Latin America because we believe it is one of the richest and most underexplored hydrocarbon regions globally, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

A clear set of priorities and key values have driven our Company through a two-decade track record of growth, sustainability performance and strong value delivery. Furthermore, our internal value system called Safety, Prosperity, Employees, Environment and Community Development (“SPEED”), which has been part of the Company’s culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

According to the D&M SEC Reserves Report, the blocks in Colombia, Ecuador, Brazil and Chile in which we have (or had, with respect to Chile) a working interest had 66.2 mmboe of net proved reserves, as of December 31, 2023, with 89.9%, 3.5%, 2.3% and 4.4% of such net proved reserves located in Colombia, Ecuador, Brazil and Chile, respectively.

For the nine-month period ended September 30, 2024, our average net production was 34,760 boepd, a 3% decrease as compared to the nine-month period ended September 30, 2023, mainly due to the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil (GeoPark non-operated, 10% WI) due to unscheduled maintenance.

Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023

The following table summarizes certain of our financial and operating data for the nine-month periods ended September 30, 2024, and 2023, on a consolidated basis.

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	For the nine-month period ended September 30,		% Change from
	2024	2023	prior period
	(in thousands of US$, except for percentages)
	(unaudited)
Revenue
Sale of crude oil	506,914	534,299	(5)%
Sale of purchased crude oil	5,735	4,121	39%
Sale of gas	4,560	19,142	(76)%
Commodity risk management contracts designated as cash flow hedges	(85)	(651)	(87)%
Revenue	517,124	556,911	(7)%
Production and operating costs	(119,771)	(171,393)	(30)%
Geological and geophysical expenses	(8,634)	(7,622)	13%
Administrative expenses	(35,754)	(32,273)	11%
Selling expenses	(12,055)	(8,325)	45%
Depreciation	(96,045)	(86,379)	11%
Write-off of unsuccessful exploration efforts	(14,623)	(21,539)	(32)%
Other expenses	(1,250)	(2,804)	(55)%
Operating profit	228,992	226,576	1%
Financial expenses	(32,656)	(34,614)	(6)%
Financial income	5,676	4,668	22%
Foreign exchange gain (loss)	7,208	(16,926)	(143)%
Profit before income tax	209,220	179,704	16%
Income tax expense	(128,185)	(94,929)	35%
Profit for the period	81,035	84,775	(4)%

Net production volumes
Oil (mbbl)(1)	9,392	9,097	3%
Gas (mcf)(2)	790	4,340	(82)%
Total net production (mboe)	9,524	9,820	(3)%
Average net production (boepd)	34,760	35,973	(3)%
Average realized sales price
Oil (US$ per bbl)	68.1	65.8	3%
Gas (US$ per mmcf)	5.8	4.7	23%
Average unit costs per boe (US$)
Operating cost	14.6	11.9	22%
Royalties and economic rights in cash	1.0	7.4	(86)%
Production costs(3)	15.6	19.4	(19)%
Geological and geophysical expenses	1.1	0.9	31%
Administrative expenses	4.7	3.6	28%
Selling expenses	1.6	0.9	67%

(1)	We present production figures before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate considering our foreign operations and the attendant royalty, economic rights and government’s production share regimes.

(2)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance.

(3)	Calculated pursuant to FASB ASC 932.

2

The following table summarizes certain financial and operating data for the nine-month periods ended September 30, 2024 and 2023, on both a country-by-country and a consolidated basis.

	For the nine-month period ended September 30,
	2024						2023
	Colombia	Ecuador	Brazil	Chile(1)	Other(2)	Total	Colombia	Ecuador	Brazil	Chile(1)	Other(2)	Total
	(in thousands of US$)
	(unaudited)
Revenue	485,731	22,326	2,934	398	5,735	517,124	518,554	12,692	10,177	11,367	4,121	556,911
Depreciation	(89,315)	(5,632)	(1,086)	—	(12)	(96,045)	(71,726)	(5,121)	(1,705)	(7,808)	(19)	(86,379)
Write-offs	(6,909)	(7,714)	—	—	—	(14,623)	(21,539)	—	—	—	—	(21,539)

(1)	Divested on January 18, 2024.

(2)	Includes Argentina and Corporate segments.

Revenue

For the nine-month period ended September 30, 2024, sales of crude oil were our principal source of revenue, with 98%, 1% and 1% of our total revenue from crude oil, purchased crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales for the nine-month period ended September 30, 2024, compared to the nine-month period ended September 30, 2023.

	For the nine-month period ended September 30,
	2024	2023
	(in thousands of US$)
	(unaudited)
Consolidated
Sale of crude oil	506,914	534,299
Sale of purchased crude oil	5,735	4,121
Sale of gas	4,560	19,142
Commodity risk management contracts designated as cash flow hedges	(85)	(651)
Total	517,124	556,911

	Nine-month period ended September 30,		Change from prior period
	2024	2023	US$	%
	(in thousands of US$, except for percentages)
	(unaudited)
By country
Colombia	485,731	518,554	(32,823)	(6)%
Ecuador	22,326	12,692	9,634	76%
Brazil	2,934	10,177	(7,243)	(71)%
Chile	398	11,367	(10,969)	(96)%
Corporate	5,735	4,121	1,614	39%
Total	517,124	556,911	(39,787)	(7)%

Revenue decreased 7%, from US$556.9 million for the nine-month period ended September 30, 2023, to US$517.1 million for the nine-month period ended September 30, 2024, as a result of lower deliveries partially offset by higher realized prices. Sales of crude oil decreased to 7.5 mmbbl in the nine-month period ended September 30, 2024, compared to 8.1 mmbbl in the nine-month period ended September 30, 2023, and resulted in net oil sales of US$506.9 million for the nine-month period ended September 30, 2024, compared to US$534.3 million for the nine-month period ended September 30, 2023. Sales of purchased crude oil increased from US$4.1 million for the nine-month period ended September 30, 2023, to US$5.7 million for the nine-month period ended September 30, 2024, due to higher purchased crude oil deliveries. Sales of gas decreased from US$19.1 million for the nine-month period ended September 30, 2023, to US$4.6 million for the nine-month period ended September 30, 2024, due to lower natural gas

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deliveries as a result of the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil due to unscheduled maintenance, partially offset by higher realized prices.

The decrease in revenue of US$39.8 million for the nine-month period ended September 30, 2024, compared to the prior year period is mainly explained by:

•	a decrease of US$32.8 million in Colombia, due to lower deliveries, partially offset by higher realized prices;

•	an increase of US$9.6 million in Ecuador, due to higher oil deliveries and higher realized oil prices;

•	a decrease of US$7.2 million in Brazil, mainly due to lower gas deliveries;

•	a decrease of US$11.0 million in Chile, due to divestment of the Chilean business on January 18, 2024; and

•	an increase of US$1.6 million in Corporate, due to higher trading operation performed by the holding company, GeoPark Limited.

Revenue attributable to our operations in Colombia for the nine-month period ended September 30, 2024, was US$485.7 million, compared to US$518.6 million for the nine-month period ended September 30, 2023, representing 93.9% and 93.1% of our total consolidated sales, respectively. The decrease is related to lower oil deliveries from 7.9 mmbbl to 7.1 mmbbl, mainly due to an increase in the mix of royalties and economic rights paid “in-kind” as compared to royalties and economic rights paid “in-cash,” partially offset by an increase in the average realized price per barrel of crude oil from US$65.8 per barrel to US$67.8 per barrel.

Revenue attributable to our operations in Ecuador for the nine-month period ended September 30, 2024, was US$22.3 million, a 76% increase from US$12.7 for the nine-month period ended September 30, 2023. This increase was mainly due to higher oil deliveries from 0.19 mmboe for the nine-month period ended September 30, 2023, to 0.31 mmboe for the nine-month period ended September 30, 2024, principally as a result of the successful drilling campaign in the Perico Block; as well as higher realized oil prices from US$67.9 per boe the nine-month period ended September 30, 2023, to US$72.2 per boe for the nine-month period ended September 30, 2024. The contribution to our revenue from our operations in Ecuador during the nine-month periods ended September 30, 2024, and 2023, was 4.3% and 2.3%, respectively.

Revenue attributable to our operations in Brazil for the nine-month period ended September 30, 2024, was US$2.9 million, a 71% decrease from US$10.2 million for the nine-month period ended September 30, 2023, mainly due to lower gas deliveries from 0.25 mmboe for the nine-month period ended September 30, 2023, to 0.08 mmboe for the nine-month period ended September 30, 2024, due to suspended production at the Manati gas field for unscheduled maintenance; as well as lower realized gas prices from US$38.7 per boe for the nine-month period ended September 30, 2023, to US$35.2 per boe for the nine-month period ended September 30, 2024. The contribution to our revenue from our operations in Brazil during the nine-month period ended September 30, 2024, and 2023, was 0.6% and 1.8%, respectively.

Revenue attributable to our operations in Chile for the nine-month period ended September 30, 2024, was US$0.4 million, compared to US$11.4 million for the nine-month period ended September 30, 2023. The decrease was mainly due to the divestment of Chilean business on January 18, 2024. The contribution to our revenue during the nine-month periods ended September 30, 2024, and 2023, from our operations in Chile was 0.1% and 2.0%, respectively.

Revenue attributable to our trading operation performed by the holding company, GeoPark Limited, for the nine-month period ended September 30, 2024, was US$5.7 million, compared to US$4.1 million for the nine-month period ended September 30, 2023. The contribution to our revenue from our trading operation during the nine-month periods ended September 30, 2024, and 2023, was 1.1% and 0.7%, respectively.

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Production and operating costs

The following tables summarize our production and operating costs for the nine-month periods ended September 30, 2024, and 2023, on both a consolidated and a country-by-country basis.

	For the nine-month period ended September 30,		% Change from
	2024	2023	prior period
	(in thousands of US$, except for percentages)
	(unaudited)
Consolidated (including Colombia, Ecuador, Brazil, Chile and Other)
Staff costs	12,045	10,957	10%
Share-based payment	500	498	0%
Royalties in cash	2,960	11,510	(74)%
Economic rights in cash	5,062	54,326	(91)%
Well and facilities maintenance	18,424	17,310	6%
Operation and maintenance	6,856	5,670	21%
Consumables	26,920	26,594	1%
Equipment rental	4,403	2,346	88%
Transportation costs	4,202	4,369	(4)%
Field camp	4,518	4,818	(6)%
Safety and insurance costs	3,014	2,968	2%
Personnel transportation	2,658	2,636	1%
Consultant fees	2,159	1,527	41%
Gas plant costs	1,467	1,456	1%
Non-operated blocks costs	15,950	14,312	11%
Crude oil stock variation	401	3,989	(90)%
Purchased crude oil	5,087	3,490	46%
Other costs	3,145	2,617	20%
Total	119,771	171,393	(30)%

	Nine-month period ended September 30,
	2024					2023
	Colombia	Ecuador	Brazil	Chile	Corporate	Colombia	Ecuador	Brazil	Chile	Corporate
	(in thousands of US$)
	(unaudited)
By country
Staff costs	12,044	—	1	—	—	8,919	23	2	2,013	—
Share-based payment	497	3	—	—	—	446	4	—	48	—
Royalties in cash	2,724	—	224	12	—	10,342	—	795	373	—
Economic rights in cash	5,062	—	—	—	—	54,326	—	—	—	—
Well and facilities maintenance	16,732	—	1,349	343	—	15,321	1	945	1,043	—
Operation and maintenance	6,775	81	—	—	—	5,670	—	—	—	—
Consumables	26,791	81	—	48	—	25,523	127	—	944	—
Equipment rental	4,115	288	—	—	—	1,873	826	—	(353)	—
Transportation costs	4,177	30	—	(5)	—	3,758	73	—	538	—
Field camp	4,515	1	—	2	—	4,212	4	—	602	—
Safety and insurance costs	2,868	—	140	6	—	2,643	45	136	144	—
Personnel transportation	2,642	3	—	13	—	2,378	38	—	220	—
Consultant fees	2,049	—	32	78	—	1,482	42	3	—	—
Gas plant costs	99	—	1,368	—	—	77	—	1,289	90	—
Non-operated blocks costs	10,309	5,574	67	—	—	8,081	6,145	86	—	—
Crude oil stock variation	(113)	514	—	—	—	3,114	916	—	(41)	—
Purchased crude oil	—	—	—	—	5,087	—	—	—	—	3,490
Other costs	3,034	7	164	(60)	—	1,971	—	316	330	—
Total	104,320	6,582	3,345	437	5,087	150,136	8,244	3,572	5,951	3,490

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Consolidated production and operating costs decreased 30%, to US$119.8 million for the nine-month period ended September 30, 2024, from US$171.4 million for the nine-month period ended September 30, 2023, primarily due to a decrease in royalties and economic rights paid in-cash.

Production and operating costs in Colombia decreased 31%, to US$104.3 million for the nine-month period ended September 30, 2024, as compared to US$150.1 million for the nine-month period ended September 30, 2023. This decrease is primarily a result of lower royalties and economic rights, which decreased by US$56.9 million, mainly due to a decrease in the mix of royalties and economic rights paid “in-cash” as compared to royalties and economic rights paid “in-kind.”

Production and operating costs in Ecuador decreased 20%, to US$6.6 million for the nine-month period ended September 30, 2024, from US$8.2 million the nine-month period ended September 30, 2023, mainly due to lower activity in the Espejo Block.

Production and operating costs in Brazil decreased by 6%, to US$3.3 million for the nine-month period ended September 30, 2024, as compared to US$3.6 million for the nine-month period ended September 30, 2023, mainly resulting from lower royalties as a result of suspended production at the Manati gas field.

Production and operating costs in Chile were US$0.4 million for the nine-month period ended September 30, 2024, compared to US$6.0 million the nine-month period ended September 30, 2023. The decrease was mainly due to the divestment of Chilean business on January 18, 2024.

Purchases of crude oil for the trading operation performed by the holding company, GeoPark Limited, amounted to US$5.1 million and US$3.5 million for the nine-month periods ended September 30, 2024, and 2023, respectively.

Geological and geophysical expenses

Geological and geophysical expenses increased 13%, from US$7.6 million for the nine-month period ended September 30, 2023, to US$8.6 million for the nine-month period ended September 30, 2024, as the result of higher exploration activities and the effect of inflationary pressures and the revaluation of the local currency in Colombia.

Administrative expenses

Administrative expenses increased 11%, from US$32.3 million for the nine-month period ended September 30, 2023, to US$35.8 million for the nine-month period ended September 30, 2024, primarily due to advisory services related to new business efforts and the effect of inflationary pressures and the revaluation of the local currency in Colombia.

Selling expenses

	Nine-month period ended September 30,		Change from prior period
	2024	2023	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	9,819	6,993	2,826	40%
Ecuador	2,236	1,151	1,085	94%
Chile	—	181	(181)	(100)%
Total	12,055	8,325	3,730	45%

Selling expenses increased 45%, from US$8.3 million for the nine-month period ended September 30, 2023, to US$12.1 million for the nine-month period ended September 30, 2024, primarily due to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

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Depreciation

	Nine-month period ended September 30,		Change from prior period
	2024	2023	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	89,315	71,726	17,589	25%
Ecuador	5,632	5,121	511	10%
Brazil	1,086	1,705	(619)	(36)%
Chile	—	7,808	(7,808)	(100)%
Argentina	10	17	(7)	(41)%
Corporate	2	2	—	0%
Total	96,045	86,379	9,666	11%

Depreciation charges increased by 11% from US$86.4 million for the nine-month period ended September 30, 2023, to US$96.0 million for the nine-month period ended September 30, 2024, primarily due to an increase in the depreciation cost per boe in Colombia as a result of the capitalization of mining property in the CPO-5 Block at the end of 2023, as well as higher production sold in the Perico Block in Ecuador. These effects were partially offset by the divestment of the business in Chile and the suspended production at the Manati field in Brazil.

Operating profit (loss)

	Nine-month period ended September 30,		Change from prior period
	2024	2023	US$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	247,117	245,380	1,737	1%
Ecuador	(1,591)	(3,403)	1,812	(53)%
Brazil	(3,918)	3,303	(7,221)	(219)%
Chile	(117)	(5,860)	5,743	(98)%
Argentina	(2,986)	(3,468)	482	(14)%
Corporate	(9,513)	(9,376)	(137)	1%
Total	228,992	226,576	2,416	1%

We recorded an operating profit of US$229.0 million for the nine-month period ended September 30, 2024, an improvement from the operating profit of US$226.6 million for the nine-month period ended September 30, 2023, primarily as a result of the reasons described above.

For the nine-month period ended September 30, 2024, we recorded a write-off of unsuccessful exploration efforts of US$14.6 million that corresponded to two exploratory wells drilled in the CPO-5 Block (Colombia) and two exploratory wells drilled in the Espejo Block (Ecuador).

For the nine-month period ended September 30, 2023, we recorded a write-off of unsuccessful exploration efforts of US$21.5 million that corresponded to two exploratory wells drilled in the Llanos 87 Block (Colombia), an exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (all in Colombia).

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Financial results

Net financial results were a loss of US$27.0 million for the nine-month period ended September 30, 2024, compared to a loss of US$29.9 million for the nine-month period ended September 30, 2023, mainly resulting from higher financial income from interest earned on investments.

Foreign exchange loss

Foreign exchange difference was a gain of US$7.2 million for the nine-month period ended September 30, 2024, compared to a loss of US$16.9 million for the nine-month period ended September 30, 2023. The results in both years mainly correspond to the effect of the fluctuation of the local currency in Colombia on the liabilities held in that currency, such as the income tax payable, the provision for asset retirement obligation and other environmental liabilities, and the lease liabilities. The Colombian peso devalued by 9% during the nine-month period ended September 30, 2024, and revalued by 16% during the nine-month period ended September 30, 2023.

Profit (Loss) before income tax

	Nine-month period ended September 30,		Change from prior period
	2024	2023	US$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	250,608	218,181	32,427	15%
Ecuador	(2,192)	(4,450)	2,258	(51)%
Brazil	(4,490)	3,918	(8,408)	(215)%
Chile	(82)	(7,093)	7,011	(99)%
Argentina	(2,235)	(3,442)	1,207	(35)%
Corporate	(32,389)	(27,410)	(4,979)	18%
Total	209,220	179,704	29,516	16%

For the nine-month period ended September 30, 2024, we recorded a profit before income tax of US$209.2 million, compared to a profit of US$179.7 million for the nine-month period ended September 30, 2023, primarily due to the reasons mentioned above.

Income tax expense

	Nine-month period ended September 30,		Change from prior period
	2024	2023	US$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	(124,573)	(91,498)	(33,075)	36%
Ecuador	(2,704)	475	(3,179)	(669)%
Brazil	908	(887)	1,795	(202)%
Chile	—	(1,346)	1,346	(100)%
Corporate	(1,816)	(1,673)	(143)	9%
Total	(128,185)	(94,929)	(33,256)	35%

The effective tax rate was 61% and 53% for the nine-month periods ended September 30, 2024 and 2023, respectively.

As of September 30, 2024 and 2023, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies

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from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 10% for 2024, and therefore, the applicable statutory income tax rate in Colombia for 2024 would be 45%.

The Group’s consolidated effective tax rate of 61% for the nine-month period ended September 30, 2024, which is higher than the statutory income tax rate in Colombia as noted above, is mainly driven by the effect of fluctuations of the Colombian peso on deferred income taxes (the Colombian peso devalued by 9%, representing an approximately 7% increase in the effective tax rate for the nine-month period ended September 30, 2024) and also the negative effect of tax losses in non-taxable jurisdictions or entities.

Profit (Loss) for the period

	Nine-month period ended September 30,		Change from prior period
	2024	2023	US$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	126,035	126,683	(648)	(1)%
Ecuador	(4,896)	(3,975)	(921)	23%
Brazil	(3,582)	3,031	(6,613)	(218)%
Chile	(82)	(8,439)	8,357	(99)%
Argentina	(2,235)	(3,442)	1,207	(35)%
Corporate	(34,205)	(29,083)	(5,122)	18%
Total	81,035	84,775	(3,740)	(4)%

For the nine-month period ended September 30, 2024, we recorded a net profit of US$81.0 million as a result of the reasons described above, compared to a net profit of US$84.8 million for the nine-month period ended September 30, 2023.

Liquidity and capital resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	changes in oil and natural gas prices and our ability to generate cash flows from our operations;

•	our capital expenditure requirements;

•	the level of our outstanding indebtedness and the interest we have to pay on this indebtedness; and

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in US$.

We continually evaluate additional alternatives to further improve our capital structure by increasing our cash balances and/or reducing or refinancing a portion of our indebtedness. These alternatives include various strategic initiatives and potential asset sales as well as potential public or private equity or debt financings. If additional funds are obtained by issuing equity securities, our existing stockholders could be diluted. We can give no assurances that we will be able to sell any of our assets or to obtain additional financing on terms acceptable to us, or at all.

Our principal sources of liquidity have historically been contributed shareholder equity, debt financings and cash generated by our operations. We have also entered into offtake and prepayment agreements. For further information on our funding through debt and equity capital markets, see “Item 4. Information on the Company—A. History and Development of the Company—Funding” of our Annual Report.

We believe that our current operations and capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including

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delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies.

As of September 30, 2024, we had cash at bank and on hand of US$123.4 million. We believe that our current operations and planned capital expenditures can be funded from cash flow from existing operations and cash on hand. However, should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, asset dispositions or equity issuances, among others.

GeoPark Limited will also use cash flow to service current and expected debt levels and return value to shareholders. For the nine-month periods ended September 30, 2024, and 2023, GeoPark Limited received US$89.1 million and US$41.5 million, respectively, from its operating subsidiaries in intercompany loans.

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. For more information, see “Item 5. B. Liquidity and Capital Resources” of our Annual Report. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See also “Business and Other Updates—Our Business Strategies.”

For the nine-month period ended September 30, 2024, we made total capital expenditures of US$143.9 million (US$120.5 million in Colombia and US$23.4 million in Ecuador).

For the nine-month period ended September 30, 2023, we made total capital expenditures of US$132.4 million (US$119.2 million in Colombia and US$13.2 million in Ecuador).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Nine-month period ended September 30,
	2024	2023
	(in thousands of US$)
	(unaudited)
Cash flows from (used in)
Operating activities	269,521	190,314
Investing activities	(179,576)	(132,428)
Financing activities	(99,294)	(80,975)
Net decrease in cash and cash equivalents	(9,349)	(23,089)

Cash flows provided by operating activities

For the nine-month period ended September 30, 2024, cash provided by operating activities was US$269.5 million, a 42% increase from US$190.3 million the nine-month period ended September 30, 2023. This increase was mainly the result of lower the tax payments for the fiscal year 2023 and tax prepayments for the fiscal year 2024, and also the recovery of a restricted deposit related to environmental obligations in Brazil of US$12.1 million, which was replaced by a bank guarantee, in September 2024, and better collection terms in the new offtake agreements in Colombia from the third quarter of 2024.

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Cash flows used in investing activities

For the nine-month period ended September 30, 2024, cash used in investing activities was US$179.6 million, a 36% increase from US$132.4 million for the nine-month period ended September 30, 2023. This increase was mainly related to an advanced payment for the acquisition of working interests in four unconventional blocks in Argentina for US$38.0 million in May 2024.

Cash flows used in financing activities

Cash used in financing activities was US$99.3 million and US$81.0 million during the nine-month periods ended September 30, 2024, and 2023, respectively. This variation was principally related to a repurchase of own shares for US$43.7 million in April 2024.

Contractual Obligations

As of September 30, 2024, there was no material change to the amount or timing of payments related to our outstanding contractual obligations as set forth in Note 33.2 to our Consolidated Financial Statements as of December 31, 2023, included in our Annual Report, except as disclosed in Note 19 to our Interim Condensed Consolidated Financial Statements.

Indebtedness

As of September 30, 2024, we had total outstanding indebtedness of US$496.8 million, as set forth in the table below.

As of September 30,
2024
(in thousands of US$)
(unaudited)
Notes due 2027	496,755
Total	496,755

Our material outstanding indebtedness as of December 31, 2023, is described in “Item 5. B. Liquidity and Capital Resources” of our Annual Report.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of September 30, 2024.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: January 21, 2025

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